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                                                                Exhibit 12

                             OWENS-ILLINOIS, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                     (Millions of dollars, except ratios)

                                           Nine Months ended September 30,
                                         -----------------------------------
                                                                Pro Forma
                                                             As Adjusted For
                                                              BTR Packaging
                                                               Acquisition
                                           1999      1998          1998
Earnings before income taxes, and        ------    ------    ---------------
  minority share owners' interests .     $437.4    $482.1        $529.3
Less:  Equity earnings . . . . . . .      (15.6)    (10.6)        (11.5)
Add:   Total fixed charges deducted
         from earnings . . . . . . .      335.8     287.5         342.9
       Proportional share of pre-tax
         earnings (loss) of 50% owned
         associates. . . . . . . . .        7.6       6.1           7.4
       Dividends received from less
         than 50% owned associates .        7.2       4.1           4.1
                                         ------    ------        ------
       Earnings available for payment
         of fixed charges. . . . . .     $772.4    $769.2        $872.2
                                         ======    ======        ======
Fixed charges (including the Company's
  proportional share of 50% owned
  associates):

       Interest expense. . . . . . .     $308.4    $262.6        $312.9
       Portion of operating lease rental
         deemed to be interest . . .       20.7      19.6          21.3
       Amortization of deferred
         financing costs and debt
         discount expense. . . . . .        6.7       5.3           8.7
                                         ------    ------        ------
       Total fixed charges deducted from
         earnings and fixed charges.      335.8     287.5         342.9

Preferred stock dividends (increased to
  assumed pre-tax amount). . . . . .       27.2      13.0          25.3
                                         ------    ------        ------
Combined fixed charges and preferred
  stock dividends. . . . . . . . . .     $363.0    $300.5        $368.2
                                         ======    ======        ======
Ratio of earnings to fixed charges .        2.3       2.7           2.5

Ratio of earnings to combined fixed
  charges and preferred stock
  dividends. . . . . . . . . . . . .        2.1       2.6           2.4